SRK Consulting (U.S.) Inc. -- Block Model Resource Estimate
June 30, 2008
Kuriskova Insitu Resources @ Specified cutoff
Classification	Cutoff	Model Zone	U%	Tonnes (000's)	U3O8%	U3O8 lbs (000's)
Indicated	0.03%U	All	0.350	727	0.413	6,614
Inferred	0.03%U	All	0.209	5765	0.247	31,337

Indicated	0.05%U	All	0.369	685	0.435	6,570
Inferred	0.05%U	All	0.254	4568	0.299	30,131

Kuriskova Insitu Resources @ 0.03%U cutoff
Classification by Area	Sub-Zone	Model Zone	U%	Tonnes (000's)	U3O8%	U3O8 lbs (000's)
Indicated
Main	ZONE1N	1	0.366	633	0.432	6,033
	UP MAIN ZONE	1.2	0.161	40	0.190	165
	ZONE1S	1.1	0.293	55	0.346	416
Main Zone Total Indicated		1+1.1+1.2	0.350	727	0.413	6,614
H.W. Andesite Total Indicated			0.000	0	0.000	0
Total Indicated			0.350	727	0.413	6,614
Inferred
Main	ZONE1N	1	0.394	1918	0.464	19,620
	UP MAIN ZONE	1.2	0.106	12	0.125	33
	ZONE1S	1.1	0.179	1598	0.211	7,433
H.W. Andesite	ZONE2N	2	0.056	409	0.066	595
	ZONE3N	3	0.109	316	0.128	891
	ZONE4	4	0.104	265	0.123	719
	ZONE2S	2.1	0.052	629	0.061	846
	ZONE3S	3.1	0.075	619	0.088	1,200
Main Zone Total Inferred		1+1.1+1.2	0.295	3528	0.348	27,087
H.W. Andesite Total Inferred			0.073	2238	0.086	4,251
Total Inferred			0.209	5765	0.247	31,337

Kuriskova Insitu Resources @ 0.05%U cutoff
Classification by Area	Sub-Zone	Model Zone	U%	Tonnes (000's)	U3O8%	U3O8 lbs (000's)
Indicated
Main	ZONE1N	1	0.385	599	0.454	5,997
	UP MAIN ZONE	1.2	0.178	34	0.210	160
	ZONE1S	1.1	0.310	51	0.366	413
Main Zone Total Indicated		1+1.1+1.2	0.369	685	0.435	6,570
H.W. Andesite Total Indicated			0.000	0	0.000	0
Total Indicated			0.369	685	0.435	6,570
Inferred
Main	ZONE1N	1	0.405	1857	0.478	19,560
	UP MAIN ZONE	1.2	0.112	11	0.132	32
	ZONE1S	1.1	0.188	1499	0.222	7,323
H.W. Andesite	ZONE2N	2	0.067	235	0.079	406
	ZONE3N	3	0.127	250	0.149	824
	ZONE4	4	0.125	200	0.148	652
	ZONE2S	2.1	0.087	181	0.103	410
	ZONE3S	3.1	0.106	336	0.125	924
Main Zone Total Inferred		1+1.1+1.2	0.307	3368	0.363	26,915
H.W. Andesite Total Inferred			0.103	1201	0.121	3,216
Total Inferred			0.254	4568	0.299	30,131

Notes:

0.03% U cutoff reported for compasion with historically reported resources;
Model zones provided by Tournigan Energy; verified by SRK
Block model estimation by SRK, using industry standard block modeling techniques;
CIMM compliant resource classification.
Bulk Density used for all rock types is 2.75